Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Announces Closing of Strategic Collaboration with Bristol-Myers
Squibb to Develop Gene Therapies for Cardiovascular Disease

-Closing Triggers $50 Million Payment to uniQure-

Amsterdam, the Netherlands, May 26, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced the closing of its strategic collaboration with Bristol-Myers Squibb to develop gene therapies for cardiovascular disease.  The transaction was previously announced on April 6, 2015.

“This collaboration brings together our innovative and validated gene therapy platform and Bristol-Myers Squibb’s expertise in discovering and developing treatments for cardiovascular diseases in an effort to advance the promise of gene therapy for the millions of patients that suffer from heart disease,” said Joern Aldag, Chief Executive Officer of uniQure. “The partnership enables us to significantly accelerate and expand our cardiovascular product pipeline and complements the further development of our internal product candidates targeting liver diseases, such as hemophilia, and CNS disorders, including lysosomal storage diseases.”

About the Collaboration Agreement

The collaboration agreement provides Bristol-Myers Squibb with exclusive access to uniQure’s gene therapy technology platform for multiple targets in cardiovascular diseases. The collaboration includes uniQure’s proprietary gene therapy program for congestive heart failure that is intended to restore the heart’s ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and thereby improve clinical outcomes for patients with reduced ejection fraction. Beyond cardiovascular diseases, the agreement also includes the potential for target-exclusive collaboration in other disease areas. In total, the companies may collaborate on ten targets, including S100A1.

Under the terms of the agreement, Bristol-Myers Squibb will make near-term payments of approximately $100 million, including an initial upfront payment of $50 million upon closing of the transaction, a $15 million payment upon selection of three collaboration targets, in addition to S100A1, to be made within three months of closing, and an initial equity investment in uniQure representing 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or approximately $37 million in total. The initial equity investment is expected to close on June 12, 2015.  Bristol-Myers-Squibb will acquire an additional 5.0% ownership before December 31, 2015, at a 10% premium, and has been granted two warrants, each to acquire up to an additional 5% equity interest, at a premium, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake manufacturing of all gene therapy products under the collaboration.

uniQure will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S1A001 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. Additionally, uniQure is eligible to receive net sales based milestone payments and tiered single to double-digit royalties on product sales.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of gene therapies for cardiovascular disease, the success of our collaboration with Bristol-Myers Squibb, the election by Bristol-Myers Squibb to extend the range of target indications covered by our collaboration, and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in 2014 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 7, 2015. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 240 6000

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com